Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of April 2008
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: April 23, 2008

List of materials

Documents attached hereto:


i) Press release announcing SONY CORPORATION OF AMERICA TO ACQUIRE GRACENOTE


                SONY CORPORATION OF AMERICA TO ACQUIRE GRACENOTE

ACQUISITION BOLSTERS PORTFOLIO OF CONTENT, TECHNOLOGY AND SERVICE GROUPS FOCUSED
                        ON ACCELERATING DIGITAL COMMERCE

April 22, 2008 - New York, NY - Sony Corporation of America (SCA) announced today that it has signed a merger agreement with Gracenote, Inc. Sony will pay approximately $260 million plus other contingent consideration.

"Gracenote is a global leader in technology and services for digital media identification, enrichment, and recommendation, and these capabilities will be essential to the next wave of innovation in content, services, and consumer electronics," said Tim Schaaff, SCA Senior Vice President, Software. "Sony sees tremendous growth potential in developing Gracenote as a separately run business unit, and by broadly embracing Gracenote's platforms, Sony expects to significantly enhance and accelerate its own digital content, service, and device initiatives."

"We are very pleased to join Sony as its strategic vision is very much in line with our own," said Craig Palmer, Gracenote CEO. "Having a closer connection with the content and digital services community will accelerate adoption of Gracenote technologies, and the relationship will also give us the resources necessary to rapidly expand development of next generation products for the industry."

Gracenote's existing business will continue to operate separately. As a wholly owned Sony subsidiary, Gracenote will continue to develop new technologies in existing as well as new areas of operation. The senior management team will remain with the company.

Sony and Gracenote anticipate that the transaction will close in late May, subject to certain regulatory and other approvals.

About Gracenote

Gracenote is a global leader in embedded technology, enriched content, and data services for digital entertainment solutions within the Internet, consumer electronics, mobile, and automotive markets. Formerly known as CDDB(R), Gracenote delivers a substantially improved consumer experience in digital media devices and applications, plus media monitoring and other data services to the recording industry, making it an integral part of the digital media economy. Gracenote powers leading services including Apple iTunes, Yahoo! Music Jukebox, Winamp; home and automotive products from Alpine, Panasonic, Philips and Sony; and mobile music applications from Samsung, Sony Ericsson, KDDI (Japan), KTF (Korea), Musiwave (Europe), and others. Gracenote is headquartered in Emeryville, California. www.gracenote.com/corporate.

About Sony Corporation of America

Sony Corporation of America, based in New York, NY, is a U.S. subsidiary of Sony Corporation, headquartered in Tokyo. Sony is a leading manufacturer of audio, video, communications, and information technology products for the consumer and professional markets. Its motion picture, television, computer entertainment, music and online businesses make Sony one of the most comprehensive entertainment companies in the world. Sony's principal U.S. businesses include Sony Electronics Inc., Sony Pictures Entertainment Inc., Sony Computer Entertainment America Inc., and a 50% interest in Sony BMG Music Entertainment, one of the largest recorded music companies in the world. Sony recorded consolidated annual sales of approximately $70.3 billion for the fiscal year ended March 31, 2007, and it employs 163,000 people worldwide. Sony's consolidated sales in the U.S. for the fiscal year ended March 31, 2007 were $18.9 billion. www.sony.com